UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

  5 rue Guillaume Kroll

L-1882, Luxembourg

Tel: + 352 48 18 28 1

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

Globant S.A. (the “Company”) held its Annual General Meeting (“AGM”) and Extraordinary General Meeting (“EGM” and, together with the AGM, the “General Meetings”) of Shareholders on May 4, 2015. The Company’s shareholders approved and adopted all matters submitted to them at the General Meetings, which are described in the Company’s report on Form 6-K dated April 16, 2015.

Each of the thirteen proposals listed below were approved at the AGM by an affirmative vote of a simple majority of the votes validly cast by common shareholders entitled to vote at the meeting:

1. Approval of the consolidated accounts of the Company prepared under IFRS EU as of and for the financial year ended December 31, 2013.

The AGM, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approved the consolidated accounts of the Company prepared under EU IFRS for the financial year ended on December 31, 2013.

2. Approval of the consolidated accounts of the Company prepared under IFRS and IFRS EU as of and for the financial year ended on December 31, 2014.

The AGM, after having reviewed the management report of the board of directors and the reports of the independent auditor of the Company, approved the consolidated accounts of the Company prepared under EU IFRS and IFRS for the financial year ended on December 31, 2014.

3. Approval of the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2014.

The AGM, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approved the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2014.

4. Acknowledgement and allocation of the Company’s results during the financial year ended on December 31, 2014.

The AGM acknowledged that the Company has made a loss of USD $5,628,285.23 during the financial year ended December 31, 2014 and resolved to carry forward this loss of USD $5,628,285.23 to the next financial year.

5. Grant of full and total discharge to the members of the Board of Directors during the financial year ended on December 31, 2014.

The AGM granted full and total discharge to the members of the board of directors for the exercise of their mandates during the financial year ended on December 31, 2014.

6. Approval of excess compensation to certain members of the Board of Directors during the 2014 financial year.

The AGM approved and ratified the compensation paid to certain members of the board of directors during the financial year 2014 in excess of the compensation already approved by the general meeting of shareholders held on 15 July 2014.

7. Approval of the compensation for the Board of Directors for the 2015 financial year.

The AGM approved the compensation for the members of the board of directors for the financial year 2015.

8. Election of Deloitte Audit as the independent auditor for the annual accounts of the Company for the 2015 financial year.

The AGM renewed the mandate of Deloitte Audit as independent auditor for the annual accounts of the Company as at December 31, 2015 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2016.

9. Election of Deloitte & Co S.A. as the independent auditor for the consolidated accounts of the Company for the 2015 financial year.

The AGM appointed Deloitte & Co S.A., as independent auditor for the consolidated accounts of the Company as at December 31, 2015 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2016.

10. Election of Mr. Francisco Álvarez-Demalde as a director for a term to expire on the date of the annual general meeting of shareholders in 2018.

The AGM renewed the mandate of Francisco Alvarez-Demalde as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.

11. Election of Mr. Bradford Eric Bernstein as a director for a term to expire on the date of the annual general meeting of shareholders in 2018.

The AGM renewed the mandate of Bradford Eric Bernstein as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.

12. Election of Mr. Phillip Odeen as a director for a term to expire on the date of the annual general meeting of shareholders in 2018.

The AGM renewed the mandate of Philip Odeen as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.

13. Election of Mr. David J. Moore as a director for a term to expire on the date of the annual general meeting of shareholders in 2018.

The AGM appointed David J. Moore as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.

The following proposal was approved at the EGM where, according to the provisions of the laws of Luxembourg, shareholders representing at least half of the issued share capital of the Company were present or represented and at least two-thirds of the votes were validly cast in favor of the resolution by shareholders entitled to vote at the meeting:

1. Approval of the increase in the authorized share capital of the Company and subsequent amendments to the Articles of Association.

The EGM resolved to increase the amount of the authorized share capital of the Company from its current amount to an amount of five million one hundred nine thousand three hundred eighty US dollars and forty cents (USD 5,109,380.40), excluding the amount of the issued share capital, represented by four million two hundred fifty-seven thousand eight hundred seventeen (4,257,817) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) each.

As a result of the foregoing, the EGM resolved to amend articles 6.1 and 6.2 of the articles of association of the Company so that they shall read as follows:

“6.1. The Company’s authorized capital, excluding the Company's share capital, is set at five million one hundred nine thousand three hundred eighty US dollars and forty cents (USD 5,109,380.40) consisting in four million two hundred fifty-seven thousand eight hundred seventeen (4,257,817) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) per common share.”

“6.2. The board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to proceed to such issue without reserving a pre-emptive subscription right for the existing shareholders during a period ending on the fifth (5th) anniversary of the date of publication in the Mémorial C, Recueil des Sociétés et Associations of the minutes of the extraordinary general meeting of shareholders held on 4 May 2015. Such common shares may be issued above, at or below market value, above or at nominal value as well as by way of incorporation of available reserves (including premium). The general meeting has waived and suppressed and has authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized (un-issued) share capital. This authorization may be renewed, amended or extended once or several times by resolution of the general meeting of shareholders, adopted in the manner required for an amendment of these articles of association. Upon an issue of shares within the authorized share capital the board shall have the present articles of association amended accordingly.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

	By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: May 6, 2015